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                                 May 12, 2022

       Timothy K. Jugmans
       Chief Financial Officer
       EZCORP, Inc.
       2500 Bee Cave Road, Bldg One, Suite 200
       Rollingwood, TX 78746

                                                        Re: EZCORP, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2021
                                                            Filed November 17,
2021
                                                            File No. 000-19424

       Dear Mr. Jugmans:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended September 30, 2021

       Financial Statements
       Consolidated Statements of Operations, page 40

   1. You present two amounts for revenues -- total revenues and net revenues. If total revenues represent your
ASC 606 revenues, please relabel the profit measure you
                                                        currently call net
revenues to better reflect what it actually represents. Also, tell us whether this profit
measure is fully burdened with all amounts that would be required to be included in gross
profit. If it is not fully burdened, please tell us in detail how it is not.
                                                        In addition, please
present and discuss your ASC 606 revenues when you present and discuss your results of
operations throughout your filings, such as on pages 4 and 5 of your Business section
and in the Operating Results of your Management's Discussion and
                                                        Analysis section.
 Timothy K. Jugmans
EZCORP, Inc.
May 12, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Angela Lumley at (202) 551-3398 or Rufus Decker at
(202) 551-3769,
if you have any questions.



FirstName LastNameTimothy K. Jugmans                      Sincerely,
Comapany NameEZCORP, Inc.
                                                          Division of
Corporation Finance
May 12, 2022 Page 2                                       Office of Trade &
Services
FirstName LastName